UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

              -----------------------------------------------------
                                NTL Incorporated
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                            629407107 (Common Stock)
         --------------------------------------------------------------
                                 (CUSIP Number)


      France Telecom S.A.                  Compagnie Generale des Communications
    Jean-Louis Vinciguerra                            (COGECOM) S.A.
Senior Executive Vice President                     Pierre Dauvillaire
      6 place d'Alleray                     Chairman of the Board of Directors
    75505 Paris Cedex 15                             6 place d'Alleray
          France                                   75505 Paris Cedex 15
     (33-1) 44-44-01-59                                   France
                                                    (33-1) 44-44-84-72

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 August 13, 1999
            (Date of Event which requires Filing of this Statement)
         --------------------------------------------------------------
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 12

CUSIP No.  629407107

--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          France Telecom S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                                      (a)      |_|
                                                      (b)      |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
                                                                          |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                            Sole Voting Power

                              0
            Number of
8.           Shares           Shared Voting Power
          Beneficially
              Owned           8,702,703
               By
              Each
9.          Reporting         Sole Dispositive Power
             Person
              With            0

10.                           Shared Dispositive Power

                              8,702,703
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,702,703
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                          |_|
--------------------------------------------------------------------------------


                                     2 of 12

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          9.6%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

























                                     3 of 12

CUSIP No.  62940710


--------------------------------------------------------------------------------
1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Compagnie Generale des Communications (COGECOM) S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                                      (a)      |_|
                                                      (b)      |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
                                                                          |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                            Sole Voting Power

                              0
            Number of
8.           Shares           Shared Voting Power
          Beneficially
              Owned           8,702,703
               By
              Each
9.          Reporting         Sole Dispositive Power
             Person
              With            0

10.                           Shared Dispositive Power

                              8,702,703
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          8,702,703
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                          |_|
--------------------------------------------------------------------------------


                                     4 of 12

--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          9.6%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

























                                     5 of 12

Item 1.           Security and Issuer

         The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). The 5% Cumulative Participating Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), also acquired by the persons filing this joint statement, is convertible into Common Stock at the option of the holder at a conversion price of $125 per share.

Item 2.           Identity and Background

         The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.       a.       France Telecom S.A. ("FT"), a societe anonyme organized under the laws of France.

         b.       6 place d'Alleray, 75505 Paris Cedex 15, France.

         c. During the last five years, FT has not been convicted in any criminal proceeding.

         d. During the last five years, FT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of FT is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the directors and executive officers of FT are citizens of France. During the last five years, to the best of the knowledge of FT, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       a.       Compagnie Generale des Communications (COGECOM) S.A.
                  ("COGECOM"), a societe anonyme organized under the laws of France.

         b.       6 place d'Alleray, 75505 Paris Cedex 15, France.


                                     6 of 12

         c. During the last five years, COGECOM has not been convicted in any criminal proceeding.

         d. During the last five years, COGECOM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors of COGECOM is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. All of the directors of COGECOM are citizens of France. COGECOM is a wholly owned subsidiary of FT and has no officers or operations. During the last five years, to the best of the knowledge of COGECOM, no person named on Schedule II has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         FT assigned to COGECOM its rights to purchase the Common Stock and the Series A Preferred Stock pursuant to the Purchase Agreement, dated as of July 15, 1999, between the Issuer and FT (the "Purchase Agreement"), attached hereto as Exhibit 4.1. FT provided all of the necessary funds to the Issuer on behalf of COGECOM from cash on hand. For any additional acquisitions of Common Stock, Series A Preferred Stock or the Issuer's 5% Cumulative Participating Convertible Preferred Stock, Series B (the "Series B Preferred Stock") pursuant to the Investment Agreement, dated as of July 26, 1999, between the Issuer and FT (the "Investment Agreement"), attached hereto as Exhibit 4.2, and other future purchases of securities of the Issuer, if any, FT currently expects that such funds would be provided by cash on hand, borrowings, other sources, or a combination thereof. The obligations of FT or its affiliates under the Investment Agreement are not conditioned on the ability of FT to obtain financing therefor.

Item 4.           Purpose of Transaction

         FT has entered into the Purchase Agreement and the Investment Agreement with the Issuer, as described in Item 6, in order to participate and invest in the markets in which the Issuer operates and as part of the related transactions described in Item 6.



                                     7 of 12

Item 5.           Interest in Securities of the Issuer

1.       France Telecom S.A.

         (a) FT is the joint beneficial owner of 8,702,703 shares of Common Stock (including the Series A Preferred Stock convertible at any time into Common Stock), representing 9.6% of the shared voting power of the outstanding Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to FT by the Issuer as outstanding as of August 10, 1999.

         (b) The shares of Common Stock (including the Common Stock issuable upon conversion of the Series A Preferred Stock) are subject to the terms and conditions of the following agreements, documents and instruments, among others, all as more fully described in Item 6:

                  i.       the Purchase Agreement;

                  ii.      the Investment Agreement;

                  iii. Registration Rights Agreement, dated August 13, 1999 (the "Registration Rights Agreement"), attached hereto as Exhibit 4.3;

                  iv. Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and restrictions of the Series A Preferred Stock (the "Series A Certificate"), attached hereto as Exhibit 4.4; and

                  v. Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and restrictions of the Series B Preferred Stock, Series B of the Issuer (the "Series B Certificate"), attached hereto as Exhibit 4.5;

         (c) Except as described herein, there have been no transactions by FT in securities of the Issuer during the past sixty days.

         (d) No one other than FT and COGECOM is known to have the right to vote or to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (including the Common Stock issuable upon conversion of the Series A Preferred Stock) purchased by FT.

         (e)      Not applicable.

2.       Compagnie Generale des Communications  S.A.


                                     8 of 12

         (a) COGECOM is the joint beneficial owner of 8,702,703 shares of Common Stock (including Series A Preferred Stock convertible into Common Stock), representing 9.6% of the shared voting power of the outstanding Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to COGECOM by the Issuer as outstanding as of August 10, 1999.

         (b) The shares of Common Stock (including the Series A Preferred Stock) are subject to the terms and conditions of the following agreements, documents and instruments, among others, all as more fully described in Item 6:

                  i.       the Purchase Agreement;

                  ii.      the Investment Agreement;

                  iii.     the Registration Rights Agreement;

                  iv.      the Series A Certificate; and

                  iv.      the Series B Certificate.

         (c) Except as described herein, there have been no transactions by COGECOM in securities of the Issuer during the past sixty days.

         (d) No one other than COGECOM and FT is known to have the right to vote or to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (including the Series A Preferred Stock) purchased by COGECOM.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

The Purchase Agreement

         On August 13, 1999, pursuant to the Purchase Agreement, FT purchased 2,702,703 shares of Common Stock at $92.5 per share and 750,000 shares of the Series A Preferred Stock, with a conversion price of $125 per share of Common Stock, for an aggregate purchase price of $1,000,000,000 in cash. Although the Issuer, FT and COGECOM currently anticipate that the proceeds of the investment will be used to consummate the strategic acquisition by the Issuer of ConsumerCo, a newly formed entity organized for the purpose of holding the consumer cable telephone, Internet and televisions operations of Cable & Wireless Communications plc ("ConsumerCo"), the Purchase Agreement does not specifically limit the Issuer's use of these proceeds to such acquisition.

         In accordance with the terms of the Purchase Agreement and based on FT's holdings as of the record date, FT has exercised its right to elect one person to the Issuer's board of directors.


                                     9 of 12

         In the Purchase Agreement, the Issuer covenanted that it would, inter alia, provide FT with financial statements and management reports, file the necessary documentation with federal and state authorities and the NASDAQ National Market, amend its Shareholder Rights Agreement (if necessary), limit future issuances of securities, indemnify FT with respect to certain French tax liabilities and pay certain expenses.

The Registration Rights Agreement

         In connection with the Purchase Agreement, the Issuer and FT entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer shall be obligated to register for resale the shares of Common Stock issuable to FT, including those shares of Common Stock issuable upon conversion of the Series A Preferred Stock (or any dividends paid thereon in Common Stock).

The Investment Agreement

         The Issuer and FT also entered into the Investment Agreement whereby FT agreed to invest an additional Pounds Sterling 2.8 billion in the Issuer in exchange for additional Common Stock and Series B Preferred Stock for the purposes of financing the Issuer's acquisition of ConsumerCo. The Investment Agreement contains covenants on behalf of the Issuer and FT including limitations on the use of proceeds, standstill restrictions, limitations on asset sales and purchases, limitations on additional indebtedness if it would affect the Issuer's credit rating, corporate governance arrangements, preemptive rights, commercial strategic coordination, and the right of FT to accelerate the closing of the transactions contemplated by the Investment Agreement.

         For so long as FT or its affiliate is a holder of at least one share of the Series A Preferred Stock as well as 15% of the shares of Common Stock outstanding, calculated on a fully diluted basis, FT will have the right to elect an aggregate of either 3 or 4 persons to the Issuer's board of directors, depending on the size of the board of directors at that time. If at any point thereafter, FT or its affiliates ceases to hold any shares of the Series A Preferred Stock or Series B Preferred Stock but continues to hold at least 15% of the shares of the Common Stock outstanding, on a fully diluted basis, FT will have the right to nominate either 3 or 4 persons for election to the Issuer's board of directors, depending on the size of the board at that time.

Item 7.           Material to be Filed as Exhibits

         Exhibit 4.1       The Purchase Agreement

         Exhibit 4.2       The Investment Agreement

         Exhibit 4.3       The Registration Rights Agreement


                                    10 of 12

         Exhibit 4.4 Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series A of the Issuer

         Exhibit 4.5 Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series B of the Issuer

All material to be filed as exhibits to this Schedule 13D is attached hereto.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 25, 1999

                                        France Telecom S.A.


                                           By:   /s/ Jean-Louis Vinciguerra
                                              ----------------------------------
                                              Name:  Jean-Louis Vinciguerra
                                              Title: Senior Executive Vice
                                                     President










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

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 25, 1999

                                 Compagnie Generale des Communications
                                    (COGECOM) S.A.


                                    By:  /s/ Pierre Dauvillaire
                                       -----------------------------------------
                                       Name:  Pierre Dauvillaire
                                       Title: Chairman of the Board of Directors





















                                    12 of 12

                                                                      Schedule I

Directors and Executive Officers of France Telecom S.A.

1.   Board of Directors


Christophe AGUITON                              Pascal COLOMBANI
Employee, France Telecom                        Director of Technology, Ministry
6 place d'Alleray                               of Education, Research and
75505 Paris Cedex 15                            Technology
France                                          110 rue Grenelle
                                                75007 Paris
                                                France
Jean-Paul BECHAT
Chairman and Chief Executive Officer,           Jean-Francois DAVOUST
SNECMA                                          Employee, France Telecom
2 Boulevard General Martial Valin               6 place d'Alleray
75015 Paris                                     75505 Paris Cedex 15
France                                          France

Christophe BLANCHARD-DIGNAC
Budget Director,                                Jean-Pierre DELEZENNE
Ministry of the Economy,                        Employee, France Telecom
Finance and Industry                            6 place d'Alleray
Direction du Budget                             75505 Paris Cedex 15
139 rue de Bercy                                France
75572 Paris Cedex 12
France                                          Yannick d'ESCATHA
                                                Director of French Atomic Energy
Michel BON                                      Commission
Chairman and Chief Executive Officer,           31-33 rue de la Federat
France Telecom                                  75752 Paris Cedex 15
France Telecom                                  France
6 place d'Alleray
75505 Paris Cedex 15
France
                                                Jean-Claude DESRAYAUD
Francis BRUN-BUISSON                            Employee, France Telecom
Head of Legal, Technology and Information       6 place d'Alleray
Services of the Prime Minister                  75505 Paris Cedex 15
69 rue de Varenne                               France
75007 Paris
France

Raymond DURAND                                  Didier LOMBARD
Employee, France Telecom                        French Envoy for International
6 place d'Alleray                                  Investments, Ministry of the
75505 Paris Cedex 15                               Economy, Finance and Industry
France                                          139 rue de Bercy
                                                75572 Paris Cedex 12
Pierre GADONNEIX                                France
President, Gaz de France
23 rue Philibert  Delorme                       Simon NORA
75017 Paris                                     Honorary Inspector General
France                                          of Finance
                                                6 place d'Alleray
Nadine GRANDMOUGIN                              75505 Paris Cedex 15
Employee, France Telecom                        France
6 place d'Alleray
75505 Paris Cedex 15                            Pierre PEUCH
France                                          Employee, France Telecom
                                                6 Place d'Alleray
Francois GRAPPOTTE                              75505 Paris Cedex 15
Chairman and Chief Executive Officer, LEGRAND   France
128 avenue du Marechal de Lattre de Tassigny
87045 Limoges Cedex                             Jean SIMONIN
France                                          Managing Director,
                                                Residential Agency of Toulouse
Nicolas JACHIET                                 108 rue de la Peripole
Head of Investment Monitoring Division,         BP 5856
Treasury Department,                            31506 Toulouse Cedex
Ministry of the Economy, Finance and Industry   France
139 rue de Bercy
75572 Paris Cedex 12                            Ron SOMMER*
France                                          Chairman
                                                Deutsche Telekom AG
Jacques de LAROSIERE                            Postfach 20 00
Advisor to Paribas                              53105 Bonn
6 place d'Alleray                               Germany
75505 Paris Cedex 15
France                                          * A citizen of Germany

2.   Executive Officers


Michel BON                                      Gerard MOINE
Chairman and Chief Executive Officer            Public and Regulatory Affairs
France Telecom                                  France Telecom
6 place d'Alleray                               6 place d'Alleray
75505 Paris Cedex 15                            75505 Paris Cedex 15
France                                          France

Jacques BURILLON                                Marie-Claude PEYRACHE
Secretary                                       Corporate Communications
France Telecom                                  France Telecom
6 place d'Alleray                               6 place d'Alleray
75505 Paris Cedex 15                            75505 Paris Cedex 15
France                                          France

Jacques CHAMPEAUX                               Jean-Francois PONTAL
Large Business Division                         Residential and Small Business,
France Telecom                                  Division
6 place d'Alleray                               France Telecom
75505 Paris Cedex 15                            6 place d'Alleray
France                                          75505 Paris Cedex 15
                                                France
Jean-Jacques DAMLAMIAN
Development Division                            Jean-Louis VINCIGUERRA
France Telecom                                  Finance and Human Resources
6 place d'Alleray                                      Division
75505 Paris Cedex 15                            France Telecom
France                                          6 place d'Alleray
                                                75505 Paris Cedex 15
                                                France
Jean-Yves GOUIFFES
Network Division
France Telecom
6 place d'Alleray
75505 Paris Cedex 15
France

                                                                     Schedule II

Directors* of Compagnie Generale des Communications (COGECOM) S.A.


Jacques CHAMPEAUX
Director
France Telecom
6 Place d'Alleray
75505 Paris Cedex 15
France

Jean-Jacques DAMLAMIAN
Director
France Telecom
6 place d'Alleray
75505 Paris Cedex 15
France

Pierre DAUVILLAIRE
Chairman of the Board of Directors
France Telecom
6 place d'Alleray
75505 Paris Cedex 15
France

Jean-Yves GOUIFFES
Director
France Telecom
6 place d'Alleray
75505 Paris Cedex 15
France











* Compagnie Generale des Communications (COGECOM) S.A. has no executive or other officers.


                                     II - i